Room 4561
						March 15, 2006



Mr. Eric N. Smit
Chief Financial Officer
eGain Communications Corporation
345 E. Middlefield Road
Mountain View, CA 94043

Re:	eGain Communications Corporation
	Form 10-K for Fiscal Year Ended June 30, 2005
	Filed September 28, 2005
      Form 10-Q for Fiscal Quarter Ended September 30, 2005
	Filed November 14, 2005
	Form 8-K Filed February 8, 2006
	File No. 000-30260


Dear Mr. Smit:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources

Cash Flows, page 29

1. We note your discussion of operating cash flow. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, how have you considered expanding your disclosure to address the underlying factors that resulted in the $1.7 million decrease in cash flows related to accounts receivable. As part of your response, please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Financial Statements

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 54

2. We note that you offer hosting services and that you appear to allocate and recognize the revenue in accordance with EITF 00-21 and
SAB 104, respectively. We further note that, in some cases, the customer may also acquire a license for the software. Please explain to us how you considered EITF 00-03, EITF 03-05, and SOP 97-2 and explain how your accounting complies with that guidance. As part of your response, address how you recognize multiple service deliverables under paragraph 12 of SOP 97-2.

Item 9A.  Controls and Procedures, page 73

3. We note your disclosure that there were "no significant changes" in your internal controls. Please explain to us how your disclosures comply with Item 308 (c) of Regulation S-K which requires disclosure of changes that have "materially affected, or are reasonably likely to, materially effect, the registrant`s internal controls."

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 3.  Stock-Based Compensation, page 6

4. We note that you adopted SFAS 123R as of July 1, 2005. Please tell us how you considered the interpretive response to Question 1 in
Section H of SAB 107. In this regard, it does not appear that you have provided the disclosures required by paragraphs 64, 65, 84, and
A240 through A242 in the interim period in which SFAS 123R was first adopted. In addition, Section F of SAB 107 indicates that amounts related to share-based payments should be included within the same line items as cash compensation paid to employees. Please explain to us how you complied with this guidance.

Form 8-K Filed February 8, 2006

5. We note that you disclose non-GAAP net income and earnings per share. It appears that your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, the disclosure does not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must me the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

6. We note that you refer to your non-GAAP measures as "pro forma net income" and "pro forma net income per share." The information you have presented throughout the press release should be referred to as
"non-GAAP" and not "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Eric N. Smit
eGain Communications Corporation
March 15, 2006
Page 4